May 14, 2014

Via EDGAR

Stephen G. Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NeoMedia Technologies, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2014

Filed April 30, 2014

File No. 000-21743

Dear Mr. Krikorian:

Set forth below is the response of NeoMedia Technologies, Inc., a Delaware corporation (the “Company” or “we”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 2, 2014, with respect to the review of the Company’s Form 10-Q for the quarterly period ended March 31, 2014 as filed with the Commission on April 30, 2014 as well as the review of Company letters dated April 11, 2014, February 19, 2014, and December 19, 2013 in connection with the Form 10-K for the fiscal year ended December 31, 2013 filed with the Commission on March 17, 2014, Form 10-Q for the quarterly period ended September 30, 2013 filed with the Commission on October 28, 2013, and Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012 filed with the Commission on April 5, 2013. All forms have been filed under Commission File No. 000-21743.

The Company is a Smaller Reporting Company with revenues of approximately $5 million as reflected in its Form 10-K for the fiscal year ended December 31, 2013, and its market capitalization as of May 1, 2014 was approximately $2 million. The Company has been in business since 1989 and references a going concern issue in its filings. We continue to focus on cost reduction and containment to ensure the continuation of the Company as an operating entity and to ensure profitability. We have historically engaged outside legal counsel, third-party valuation firms, and other knowledgeable consultants to assist with Commission reporting matters and are continuing to comply with the related requirements in good faith. We appreciate the Staff’s review and comments on the filings and look forward to resolving the outstanding matter.

For your convenience, the responses are prefaced by the text of the Staff’s comments in bold.

*              *              *              *              *              *

Form 10-Q for the Quarterly Period Ended March 31, 2014

Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Change in Estimates, page 6

1.	Comment: We note from your response to prior comment 1 your assertion that the modification of the valuation technique represents a change in accounting estimate. It appears to us that your change in valuation technique and discount rate might represent a correction of an error that should be reported in 2013. Provide us with a detailed analysis explaining why you believe these changes represent changes in accounting estimates, and identify the specific facts and circumstances that changed from December 31, 2013 that lead management to make those changes. In connection with this, explain in detail why the valuation technique and assumptions you used at December 31, 2013 were appropriate at that time but not at March 31, 2014. We refer you to ASC 250-10-45-22 to 45-27. As part of our response, please provide us with a summary of the key assumptions used to determine the fair value of the Senior Debentures as of March 31, 2014.

1

Response: The Company believes the modifications in the valuation technique represent a change in accounting estimate because the modifications are a result of using the newest and the best information available at the time of reporting. As this information changed from the December 31, 2013 reporting to the March 31, 2014 reporting, the Company modified its valuation techniques resulting in the change in estimate. The Company would consider an error to be due to a change in the use of an unacceptable accounting principle; an oversight, misuse of facts, or bad faith estimate of value; a math error; or similar events. The change in valuation technique does not represent such an event but rather is due to an effort by the Company to deploy more sophisticated reporting techniques through the use of the most current and best information available. The estimated fair values of the financial instruments are, by their nature, estimates, and require modifications in valuation technique from time to time as new information becomes available and as more sophisticated valuation techniques are implemented. The Company also believes the Form 10-Q for the quarterly period ended March 31, 2014 provides complete and transparent information regarding the impact of the change in estimate. The financial impact from the change in estimate is quantified in three separate locations: Note 2 – Summary of Significant Accounting Policies, Note 3 – Financing, and within Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The Company considered the following facts and circumstances that changed from the December 31, 2013 reporting, although not exhaustive, to lead to the decision to change the valuation technique and assumptions:

•	As described in the response letter to the Commission on April 11, 2014, the Company’s prior valuation technique assumed the fair value of the conversion feature would be determined by a market participant without consideration of the Company’s market capitalization or the dilutive effect of the conversions. The prior assumption estimated that holders of the debentures would have the ability to convert the debentures into common stock shares and then sell those shares immediately to monetize the instruments absent any dilutive impact on the share price following conversion. Buyers for the converted common stock were assumed to exist in the market to purchase all the converted common stock. The Company also believed that historical monetization of debentures through conversion and common stock sales were not materially impacted by dilution or changes in the market capitalization, and assumed market participants might consider this information in valuing the financial instruments. The valuation technique used to estimate the fair value of the financial instrument liabilities at December 31, 2013 may have resulted in a more conservative methodology as evidenced by the larger determined liability balance.

In connection with a plan of merger between the Company and Qode Services Corporation as described in a Definitive Information Statement filed with the Commission on April 16, 2014, upon the closing of the merger estimated to occur in May 2014, the amount of Company authorized shares of common stock will be increased to 7.5 billion shares. Subsequent to the announcement of the merger and filing of the December 31, 2013 Form 10-K, the Company accumulated formal and informal communications from holders of its financial instrument liabilities indicating that significant conversion of the financial instruments might occur upon closing of the merger and authorization of the additional shares. The conversions were estimated to occur at a rate whereby the quantity of converted common shares would outpace the demand for the stock by buyers in the market, particularly in the initial period following the reverse split.

Based on this new information, the Company modified its valuation technique to consider the dilutive effect of conversions and market capitalization.

•	During the quarter ended March 31, 2014, the Company assessed the expected impact from its move to the OTC Markets Group OTC Pink exchange. The move occurred on May 1, 2014. The Company does not know what the impact in exchange will mean to holders of common stock and their ability to convert.

•	Subsequent to the Company’s comment letter response to the Commission on February 19, 2014 and filing of the Form 10-K for the fiscal year ended December 31, 2013 on March 17, 2014, the Company received the March 21, 2014 Commission comment letter. The Company responded to the letter on April 11, 2014. In the response, the Company attempted to clarify its historical valuation methodology for its financial instrument liabilities and indicated its intent to modify the valuation technique for the March 31, 2014 reporting. The change in estimate related to the modified valuation technique used for the March 31, 2014 reporting considers the new information noted herein and also is meant to address the Staff’s comments from the March 21, 2014 Commission comment letter.

2

•	The Company has always engaged third-party valuation firms to assist it in determining the fair values of its financial instrument liabilities. In November 2013, the Company changed its long time valuation partner/firm due to the dissolution of the former firm. In connection with the change to a new third-party valuation firm, the Company reassessed its valuation techniques to determine if modifications were appropriate based on new information available for the current period. The assessments led to modifications in the valuation technique in each of the Forms 10-K and 10-Q or the periods ended December 31, 2013 and March 31, 2014. The assessment included the new information noted above, and the changes were considered by the Company to be an attempt to deploy a more sophisticated valuation technique.

The key assumptions that were modified in determining the fair value of the debentures as of March 31, 2014 are as follows:

•	The consideration received from the conversion of debt was added to the market capitalization in determining adjusted equity value.
•	The share price was calculated immediately following conversion based on the adjusted equity value and adjusted amount of shares outstanding following conversion, which resulted in a large decline in share price by virtue of the volume of new shares created by such a conversion.
•	The adjustment in share price was assumed to be efficient, with no delay in timing to allow for the reselling of newly converted shares into the market at the share price that existed immediately prior to conversion.

Revisions to 2013 Interim Reporting, page 7

Comment: We note from your disclosures that in connection with the completion of your third quarter 2013 and first quarter 2014 reporting, you identified certain errors associated with your first quarter 2013 interim reporting. We further note that you assessed the impact of these errors and concluded that the errors were not material individually or in aggregate to any of the prior reporting periods. Please provide us with your materiality analysis. We refer you to ASC Topic 250-10-S99-1.

Response: The errors identified in connection with the completion of the third quarter 2013 and first quarter 2014 reporting that related to the first quarter 2013 interim reporting were as follows:

•	The condensed consolidated statements of operations and cash flows originally reported a loss from change in fair value of hybrid financial instruments of $299,000 but should have reflected a gain of $6,774,000. Additionally, the Company reported a gain from change in fair value of derivative liability – Series C and D Convertible Preferred Stock and debentures of $6,774,000 but should have reflected a loss of $299,000.

•	The foreign currency translation adjustment within comprehensive income originally reflected a $111,000 loss but should have reflected a $111,000 gain.

•	The fully diluted net income per share was reflected as $0.003 but should have been $0.000.

•	The condensed consolidated statements of cash flows overstated net cash used in operating activities and the effect of exchange rate changes on cash by approximately $113,000. The revised net cash used in operating activities was approximately $547,000 and the effect of exchange rate changes on cash was negative $2,000.

3

The Company considered the following items in concluding that the impact from the errors was quantitatively not material:

•	The errors did not impact operating loss.

•	The errors did not impact net income available to common shareholders.

•	The errors did not impact basic net income per share.

•	The impact from the errors on the diluted net income per share was less than $0.01 per share.

•	The errors did not impact the balance sheet.

•	The errors on the statement of cash flows impacted only the net cash used in operating activities. The Company does not believe the overall impact from the error when considered in addition to the other items considered herein represents a material misstatement of the financial statements. The overall net change in cash and cash equivalents was properly stated.

The Company considered the following items in concluding that the impact from the errors was qualitatively not material:

•	The errors do not impact changes in earnings or other trends.

•	The errors do not hide a failure to meet analyst expectations.

•	The errors did not result in the reporting of net income when a loss should have been reported.

•	The errors do not impact compliance with debenture or other contractual requirements.

•	The errors do not impact management or other compensation.

Generally, the Company concluded that the errors would not have influenced or made a difference to a decision maker using a registrant’s financial statements. The Company does not believe a reasonable person would consider the errors to be important in assessing the overall financial performance or that the errors would have impacted the judgment of a reasonable person relying upon the financial statements.

Comment: If the changes in estimates are deemed a correction of an error, tell us how you evaluated whether your disclosure controls and procedures where effective. You should also evaluate whether your disclosure controls and procedures and Internal Controls over Financial Reporting were effective as of December 31, 2013, if amendments to the 2013 Form 10-K are necessary.

Response: The Company did not deem the change in estimates to be a correction of an error. Therefore, in our assessment we concluded that for the period ended December 31, 2013 that our disclosure controls and procedures were effective and appropriate.

*              *              *              *              *              *

In addition, we acknowledge that we are responsible for the accuracy and adequacy of the disclosures made.  We formally acknowledge that:

•	The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4

Please do not hesitate to contact the undersigned with any comments or questions that you may have regarding the foregoing at (303) 546-7946.

Sincerely,

NeoMedia Technologies, Inc.

By:	/s/ Barry Baer
Barry Baer
Chief Financial Officer, Principal Financial and Accounting Officer

cc:	Morgan Youngwood, Securities and Exchange Commission

Laura Marriott, CEO of NeoMedia Technologies, Inc.

Clayton Parker, K&L Gates LLP

5